September 14, 2011

VIA EDGAR

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Take-Two Interactive Software, Inc. Form 10-K for Fiscal Year Ended March 31, 2011 Filed May 25, 2011 Form 8-K Filed on May 24, 201 File No. 001-34003

Dear Ms. Collins:

We are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to Take-Two Interactive Software, Inc.’s (the Company”) Form 10-K for the fiscal year ended March 31, 2011, filed May 25, 2011 (the “Form 10-K”), and the Company’s Form 8-K filed on May 24, 2011 (the “Form 8-K”), as contained in the letter, dated September 1, 2011 (the “Comment Letter”).  The Comment Letter is a follow-up to the original letter sent by the Commission to the Company on August 3, 2011, which the Company responded to on August 16, 2011.

We have set forth each of the Staff’s comments below with the Company’s corresponding response and have numbered the items to correspond to the Comment Letter.

Form 10-K for the Fiscal Year Ended March 31, 2011  Business, page 1

1.
In response to prior comment 1, you indicate that you fulfill virtually all of your product sales through five third-party distributors.  Please include a description of the terms of your material agreements with distributors in the business section or an appropriate location.  Additionally, tell us whether you are substantially dependent on one or more of these distributors within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K.  If so, please file the agreement(s).  If you conclude that you are not substantially dependent on any distributors, please provide us with a quantitative and qualitative analysis that supports your position.

Response:

To the extent that the Company has any material agreements with distributors, the material terms thereof will be described in the business section or other appropriate section, as the case may be, in future applicable filings.

In the risk factors section of our Form 10-K, we used the term “distributors” to describe third party logistics providers who provide shipping, receiving, warehouse management and related functions.  Although we primarily rely on five third-party logistics providers for these services, we do not consider ourselves to be substantially dependent on any one of them within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K.  These third parties provide services pursuant to agreements containing terms that are standard throughout the interactive entertainment industry.  If an agreement with any one or more of these five logistics providers is cancelled, we could engage alternative logistics providers upon substantially similar terms.  We do not sell our products to these logistics providers for resale to our customers, so they do not constitute any portion of our revenues.

In future filings, we will clarify the distinction between these third party logistics providers and traditional third party distributors who purchase our products for resale to customers.

2.
We note your response to prior comment 2 indicating that you will file your agreements with Sony as exhibits to your next quarterly report on Form 10-Q, “subject to the Company first seeking a grant of confidential treatment from the Commission....” Please note that in seeking confidential treatment, you must file the confidential treatment application at the same time that you publicly file the material from which you have omitted the confidential information.  Please confirm your understanding.

Response:

We confirm that in seeking confidential treatment for our agreements with Sony, we will file the confidential treatment application relating to such agreements at the same time that we publicly file such agreements (with the omitted confidential information) with our next quarterly report on Form 10-Q.

3.
We note your response to prior comment 3.  While your response indicates that you described 98% of the $373.9 million increase in net revenue during the referenced period, this information is not evident from your disclosure.  The only amount quantified in your disclosure in this regard, and in the excerpt provided by you, is an offsetting amount of $63.5 million, which itself is only a portion of the undisclosed total offsetting amount.  In future filings where two or more factors contribute to material changes in your results of operations, please expand your disclosure to quantify each factor, including offsetting factors.

Response:

In addressing the Staff’s comment, where two or more factors contribute to material changes in our results of operations, we will expand our disclosure to better quantify these, including offsets, in future applicable filings.

 Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

 Liquidity and Capital Resources. page 45

4.
You indicate in your response to prior comment 5 that there are no significant restrictions on repatriating foreign earnings.  Please elaborate as to why you believe this.  Additionally, please provide us with the disclosure you plan to include in future filings.  Note that this disclosure should be provided in your next Form 10-Q and can be provided as an annual disclosure going forward, assuming there are no material changes during interim periods.  Please be advised that we generally believe providing enhanced liquidity disclosure of the amount of cash and investments held by foreign subsidiaries that would be subject to a potentially significant tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries is beneficial to investors.  In your response, please quantify the amount of cash and investments held by foreign subsidiaries in the countries to which you intend to permanently reinvest earnings.

Response:

When we indicated in our response to prior comment 5 that there are no significant restrictions on repatriating foreign earnings, we were referring to there being no significant legal or economic restrictions on the ability of our foreign subsidiaries to transfer funds to the U.S.

We note the Staff’s view that enhanced liquidity disclosure of the amount of cash and investments held by foreign subsidiaries that would be subject to a potentially significant tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries is beneficial to investors.  In addressing the Staff’s view, we propose the following disclosure in our next Form 10-Q and then annually (unless there are material changes):

“As of September 30, 2011, the amount of cash and cash equivalents held outside of the U.S. by our foreign subsidiaries was approximately $XX million.  These balances are dispersed across various locations around the world.  We believe that such dispersion meets our business and liquidity needs of our foreign affiliates.  In addition, the Company expects in the foreseeable future to have the ability to generate sufficient cash domestically to support ongoing operations.  Consequently, it is the Company’s intention to indefinitely reinvest undistributed earnings of its foreign subsidiaries.  In the event the Company needed to repatriate funds outside of the U.S., such repatriation may be subject to local laws and tax consequences including foreign withholding taxes or U.S. income taxes.  It is not practicable to estimate the tax liability and the Company would try to minimize the tax impact to the extent possible.  However, any repatriation may not result in actual cash payments as the taxable event would likely be offset by the utilization of the then available net operating losses and tax credits.”

As of June 30, 2011, the amount of cash and cash equivalents held outside of the U.S. by our foreign subsidiaries was approximately $172 million.

 Exhibits, Financial Statement Schedules, page 53

5.
You indicate in response to prior comment 7 that you will seek an extension of confidential treatment of the Microsoft Xbox 360 Publisher License Agreement and continue to list the agreement in the Exhibit Index of your future applicable filings, even though you have determined that the agreement is no longer material.  Please refer to Section III.A of Staff Legal Bulletin No. IA regarding extension requests.  Note that to the extent you continue to include the agreement as an exhibit but are no longer able to make the representations set out in Section III.A for all of the information initially redacted, you should re-file the agreement and modify your request for confidential treatment as applicable.

Response:

The Company acknowledges the Staff’s comment and will consider Section III.A of Staff Legal Bulletin No. IA in connection with its request.

Form 8-K Filed on May 24, 2011

6.
We note your response to prior comment 11 and continue to have the concerns previously expressed over how investors might view your presentation of a full non-GAAP consolidated statement of operations.  Consequently, we believe it should be removed.  As an alternative, you could consider reconciling the individual line items that are impacted by non-GAAP adjustments in a tabular format, removing the line items not impacted by non-GAAP adjustments from your current presentation, or providing this reconciliation in a format that does not have the appearance of resembling an income statement.

Response:

In addressing the Staff’s comment, we will no longer include our current presentation of our non-GAAP consolidated statement of operations in future filings.  Also in future applicable filings, as suggested, we will include a format of a reconciliation of non-GAAP adjustments that does not have the appearance of resembling an income statement.

In addition, the Company acknowledges that:

-the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *

Should you have any questions concerning this letter please call the undersigned at (646) 536-3003.

Very truly yours,

/s/ Lainie Goldstein

Lainie Goldstein

Chief Financial Officer

cc:
Melissa Feider
Maryse Mills-Apenteng
Strauss Zelnick (Take-Two Interactive Software, Inc.)
Seth Krauss, Esq. (Take-Two Interactive Software, Inc.)
Daniel P. Emerson, Esq. (Take-Two Interactive Software, Inc.)
Adam M. Turteltaub, Esq. (Willkie Farr & Gallagher LLP)